Exhibit 99.1

Intec Pharma Expands Intellectual Property with a New Patent for the Accordion Pill in Europe

JERUSALEM, ISRAEL – (Oct 22, 2015) – Intec Pharma Ltd. (NASDAQ: NTEC) (TASE: INTC), a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology, today announced that the Company has been informed by the European Patent Office (EPO) that a European patent will be granted November 4, 2015 on the Company’s European Patent Application for a “Method and Apparatus for Forming Delivery Devices for Oral Intake of an Agent.”

The patent, number EP 1981465, protects a method of producing Intec's Accordion Pill platform, and the Accordion Pill produced thereby. The platform may be made from any suitable substances, and is intended for oral delivery of any pharmaceutically active agent of interest.  The patent is currently scheduled to remain in force until January 18, 2027.

Zeev Weiss, CEO of Intec Pharma, said: "The new patent in Europe is an important addition to our IP portfolio, and joins already granted patents of the same IP family in the United States and other countries. The Accordion Pill IP protection is very important for pharmaceutical companies, when considering this platform technology for the life cycle management of their drugs, as well as for the protection of our own pipeline products".

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, and Accordion Pill Zaleplon, or AP-ZP, is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company's results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s hormone therapy drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com

PCG Advisory

Investors:

Vivian Cervantes, Managing Director

Phone (+1) 212 554-5482

Media

Sean Leous, Managing Director

Phone (+1) 646 863-8998